RAINCHIEF ACQUIRES 80% INTEREST IN WEBER CITY PROSPECT
Nueva Oil & Gas to manage & operate site

For Immediate Release

May 8, 2012 – Vancouver, BC – RainChief Energy Inc. (OTCBB: RCFEF) today announced the execution of a farm-in agreement with Rich Investments and Leare Developments of Vancouver, BC. The agreement gives RainChief the opportunity to earn up to an 80% working interest in the Weber City Prospect oil property.

The Weber City Prospect was introduced to RainChief by Nueva Oil & Gas Corporation. The property is located in New Mexico’s Permian Basin and includes 5,800 acres of oil and gas leases.

The Permian Basin has produced over 20 billion barrels of oil with a financial value that exceeds $2 trillion, based on today’s oil prices. The Basin produces 17% of total United States crude oil and represents 66% of Texas' current oil production. Proven reserves are second only to Alaska and New Mexico’s portion of the Basin holds three of the 100 largest oil fields in the US.

Nueva will earn up to a 10% working interest in the property and will manage all exploration and development activities on the Weber City property. Nueva is controlled by Norman Mackenzie, who is also the founder of C&C Energia Ltd. (TSX: CZE). Mackenzie will directly advise RainChief on all aspects of site geology and project development.

In announcing the Weber City agreement, RainChief CEO Paul Heney stated, “Based on our partnership with Nueva Oil and Gas in developing the Gulf Jensen Prospect, we’re pleased to join again with Nueva in what we believe will prove to be another high quality oil property. This agreement puts the company in a position to participate in and benefit from this promising property and to continue our development in the Permian Basin region of New Mexico. This is a proven region that we remain very positive about.”

The Weber City Prospect is located in eastern New Mexico, bordering Texas. It is located within the Permian Basin and includes four potentially productive hydrocarbon zones: the San Andres, Clearfork, Wolfcamp and the Cisco Formation.

RainChief Energy is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico. The company continues to review additional resource properties that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Additional information can be found at: www.rainchief.com

Nueva Oil & Gas is headed by well-know Canadian oilman, Norman Mackenzie, who is also Founder and Director of C&C Energia. C&C is a publicly traded, independent oil and gas company that trades on the Toronto Stock Exchange (TSX: CZE). The company’s operations are in Colombia, South America with offices in Bogota, Colombia and Calgary. C&C currently operates 100% of its oil production and holds interests in eight blocks in Colombia totaling 647,500 acres (559,000 net acres).

Additional information can be found at: www.ccenergialtd.com

On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

For investor relations, contact:
Larry K. Davis at 250-595-7714 or larry.davis@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C 3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information.” All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses.  Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.